Exhibit 10.2

                      FLEETWOOD ENTERPRISES, INC.
                 l992 Stock-Based Incentive Compensation Plan
                      STOCK OPTION AGREEMENT

     This Stock Option Grant (the "Agreement") is made effective as of _________, _____ by and between FLEETWOOD ENTERPRISES, INC. (the
"Company") and ___________ __________ (Optionee"), pursuant to that certain l992 Stock-Based Incentive Compensation Plan (the "Plan") which became effective on June 9, l992.

     l. Stock Options Granted. Subject to the limitations set forth herein and in the Plan, Optionee may purchase all or any part of an aggregate of _________ shares of Common Stock of the Company (the "Shares") at an exercise price of $_______ per share, payable in cash or in Common Stock of the Company as set forth in the Plan. Such Options are intended to be _ Incentive Stock Options or /_/ Nonqualified Stock Options as defined in the Plan.

     2. Exercise Features. Stock Options granted by this Agreement shall, as provided in more detail in the Plan, be exercisable as follows:

       A. The options granted hereby shall become exercisable, assuming that Optionee has been continuously employed by the Company, a subsidiary or affiliate during such periods, seven years from the date hereof or, if earlier, upon the occurrence of the following events:
(i) fifty percent (50%) of such Options shall become exercisable after the closing sales price (or average of the bid and ask prices if no sales price is quoted) of a share of the Company's Common Stock on the New York Stock Exchange Composite Transactions (or equivalent exchange or, trading system if the Common Stock does not trade on the New York Stock Exchange) ("Closing Price") for twenty consecutive trading days has been twenty-five percent (25%) or more above the exercise price of each Option granted hereby, and (ii) all of such Options shall become exercisable after the Closing Price for twenty consecutive trading days has been at least fifty percent (50%) or more above the exercise price of each Option granted hereby.

       B. Once exercisable, Options generally expire if not exercised upon the earlier to occur of (i) the periods specified in Section 3.5 of the Plan, or (ii) ten years after the date of grant of such Option. For this Option Grant, however, the Plan is modified as described on delivered to you with this Agreement.

     3. General. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, shall be binding upon the successors and assigns of the parties hereto and shall be subject to all of the terms and provisions of the Plan, a copy of which has been delivered to Optionee.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto on the date first above written.

OPTIONEE:
FLEETWOOD ENTERPRISES, INC.


____________________________            By:____________________________
         (Signature)                       Edward B. Caudill, President

_____________________________
(Printed Name)

SS#__________________________
Effective Date:


                        ANNEX A TO OPTION GRANT
                  PURSUANT TO THE FLEETWOOD ENTERPRISES, INC.
                1992 STOCK-BASED INCENTIVE COMPENSATION PLAN


On March 10, 2003 the Compensation Committee determined that, for options granted on that date and for any future option grants until further notice, and with respect to any termination of employment in the circumstances described below, Section 3.5 of the Plan would be modified as described in this Annex A. This does not affect options granted prior to March 10, 2003.

1. Upon Normal Retirement (defined below), your options will expire and become unexercisable as of the earlier of (A) the date the options expire in accordance with their terms or (B) three years after the date of retirement, and the vesting of all or any portion of any options that had not become exercisable on or prior to the date of retirement will be accelerated.

2. Upon Early Retirement (defined below), your options will expire and become unexercisable as of the earlier of (A) the date the options expire in accordance with their terms or (B) two years after the date of retirement, and the vesting of all or any portion of any options that had not become exercisable on or prior to the date of retirement will continue on the same schedule as before without acceleration.

3. Upon Death, your options will expire and become unexercisable as of the earlier of (A) the date the options expire in accordance with their terms or (B) one year after the date of death, and the vesting of all or any portion of any options that had not become exercisable on or prior to the date of death will be accelerated.

4. Upon Disability, your options will expire and become unexercisable as of the earlier of (A) the date the options expire in accordance with their terms or (B) one year after the date of termination and the vesting of all or any portion of any options that had not become exercisable on or prior to the date of retirement will continue on the same schedule as before without acceleration..

5. Upon termination for Cause, as before, all unexercised options expire as of the date of termination, including all unvested options.

6. In the event of all other terminations of employment not qualifying as Normal or Early Retirement (defined below), your options will expire and become unexercisable as of the earlier of (A) the date the options expire in accordance with their terms or (B) 90 days after the date of termination, and all options that are unvested at the date of termination will be terminated and forfeited.

"Normal Retirement" means you have voluntarily elected to terminate your employment with the Company and you have reached age 65.

"Early Retirement" means you have voluntarily elected to terminate your employment with the Company and you have reached age 55 and either (a) your age plus years of service equals at least 70 if you have had no break in employment or (b) your age plus years of service equals at least 75 if you have had a break in service.